# Mercer Allied Company, L.P.

**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2022 and for the year then
ended**

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercer Allied Company, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Coliseum Drive
(No. and Street)

| Cohoes | New York | 12047 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richard Bertani | 518-886-4309 | richard.bertani@gs.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers
(Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Shelley Luks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercer Allied Company, L.P., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORRAINE E. GODFREY
Notary Public, State of New York
No. 01GO6052073
Qualified in Albany County
Commission Expires December 11, 2026

Lorraine E. Godfrey

Notary Public

Signature: Shelley Luks

Title: Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Mercer Allied Company, L.P.
**Index**
**December 31, 2022**



**Report of Independent Registered Public Accounting Firm**

To the Partners of Mercer Allied Company, L.P.:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Partnership") as of December 31, 2022, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The accompanying Computation of Net Capital under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission (Schedule I), Information for Determination of Reserve Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission (Schedule II) and Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission (Schedule III) as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to



test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

February 28, 2023

We have served as the Partnership's auditor since 1994.

# Mercer Allied Company, L.P.
## Statement of Financial Condition
## As of December 31, 2022

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 8,710,768 |
| Commissions receivable | | 3,238,925 |
| Due from affiliates | | 757,489 |
| Prepaid expenses | | 187,639 |
| Total assets | $ | 12,894,821 |
| | | |
| **Liabilities and partners' capital** | | |
| Other liabilities and accrued expenses | $ | 123,175 |
| Due to affiliates | | 3,603,490 |
| Income tax payable | | 559,882 |
| Total liabilities | $ | 4,286,547 |
| | | |
| **Partners' capital** | | 8,608,274 |
| Total liabilities and partners' capital | $ | 12,894,821 |

**Mercer Allied Company, L.P.**
**Statement of Earnings**
**For the Year Ended December 31, 2022**

| | |
|---|---:|
| **Revenue** | |
| Brokerage commissions | $ 50,408,338 |
| Interest income | 79,114 |
| Total revenue | 50,487,452 |
| | |
| **Operating expenses** | |
| Administrative charges - affiliates | 32,551,745 |
| Licenses | 306,372 |
| Professional fees | 109,618 |
| Total operating expenses | 32,967,735 |
| Pre-tax earnings | 17,519,717 |
| | |
| Provision for taxes | 4,186,626 |
| | |
| Net earnings | $ 13,333,091 |

# Mercer Allied Company, L.P.
## Statement of Changes in Partners' Capital
## For the Year Ended December 31, 2022

|  | General Partner | Limited Partner | Total |
|---|---|---|---|
| **Balance, December 31, 2021** | $ 122,751 | $ 12,152,432 | $ 12,275,183 |
| Net earnings | 133,331 | 13,199,760 | 13,333,091 |
| Distributions to Partners | (170,000) | (16,830,000) | (17,000,000) |
| **Balance, December 31, 2022** | $ 86,082 | $ 8,522,192 | $ 8,608,274 |

# Mercer Allied Company, L.P.
## Statement of Cash Flows
## For the Year Ended December 31, 2022

**Cash flows from operating activities**

| | |
|---|---:|
| Net earnings | $ 13,333,091 |
| Changes in operating assets and liabilities | |
| Commissions receivable | 3,204,733 |
| Prepaid expenses | (46,555) |
| Other liabilities and accrued expenses | 43,103 |
| Due to affiliates | (4,946,956) |
| Due from affiliates | (757,483) |
| Income tax payable | (602,638) |
| Net cash provided by operating activities | 10,227,295 |

**Cash flows from financing activities**

| | |
|---|---:|
| Distributions to Partners | (17,000,000) |
| Net cash used for financing activities | (17,000,000) |

| | |
|---|---:|
| Net decrease in cash | (6,772,705) |
| Cash, beginning of year | 15,483,473 |
| Cash, end of year | $ 8,710,768 |

SUPPLEMENTAL DISCLOSURE
Cash payments for income taxes, net of refunds, were $4,789,264.

# Mercer Allied Company, L.P.
## Notes to Financial Statements
## December 31, 2022

1. **Description of Business**

   Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

   GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership and is also an affiliate of the Partnership.

2. **Basis of Presentation and Significant Accounting Policies**

   These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

   **Use of Estimates**
   Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information, but actual results could be materially different.

   **Cash**
   Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. These cash balances are held in interest bearing accounts. The aggregate bank balances in excess of FDIC limits at these institutions were $8,210,768 at December 31, 2022.

   **Revenue Recognition**
   The Partnership earns brokerage commissions for placing variable annuity and variable life insurance policies with insurance carriers. Brokerage commissions consist of new business commissions and residual commissions.

   New business commissions are recognized at the time of the sale or purchase (trade date basis) as a percentage of premiums paid based on the rate specified within the effective policy agreement. The performance obligation is satisfied on the trade date as that is when the insurance policy becomes effective (insurance binder in place), and the premium has been collected by the insurance carrier. New business commissions totaled $43,116,034 for the year ended December 31, 2022.

   Residual commissions are earned on active variable life insurance and variable annuity policies that have been in place for longer than one year. The performance obligation is satisfied at the point in time that an active policy holder renews their existing policy, and is earned for active policy holders based on the trailing rate and payment frequency noted within the insurance carrier fee schedule applied to the current premium balance. Residual commissions totaled $7,292,304 for the year ended December 31, 2022.

   **Commissions Receivable**
   Commissions receivable relate to brokerage commissions that have been earned but have yet to be paid by the insurance carrier. These receivables are initially collected by an affiliate and subsequently remitted to the Partnership. Due to the short term nature of these receivables, the amount of credit exposure is limited to the amount owed to the Partnership for a short period of time, generally less than 30 days. As such, no allowance for credit losses is held against these receivables.

3. **Amended and Restated Limited Partnership Agreement**

   Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. **Related-Party Transactions**

   The Partnership has significant transactions with affiliated companies.  These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows.

   The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions.  Total brokerage commissions earned through relationships of affiliated companies for the year ended December 31, 2022 amounted to $50,408,338.

   The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $32,551,745, of which $14,404,743 related to commissions expense.  At December 31, 2022, amounts due to Parent for such services amounted to $3,603,490.

5. **Net Capital Requirements**

   The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

   At December 31, 2022, the Partnership had net capital of $4,424,221, which was $4,138,451 in excess of its minimum required net capital of $285,770.

   The Partnership is exempt from SEA Rule 15c3-3 as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Partnership claims exemption from the provisions of SEA Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in section (k)(1) of Rule 15c3-3.

6. **Income Taxes**

   In August 2022, the Inflation Reduction Act of 2022 (the IRA) was signed into law. The IRA includes income tax incentives to encourage investments in clean energy, partially financed by a new 15% corporate alternative minimum tax (CAMT). The CAMT applies to corporations with average annual profits over $1 billion and is calculated on their financial statement income with certain adjustments, for years beginning after December 31, 2022. The legislation had no impact on our 2022 annual effective tax rate and is not expected to have a material impact on our 2023 annual effective tax rate.

   **Provision for Income Taxes**
   The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes.  As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings.  The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

# Mercer Allied Company, L.P.
## Notes to Financial Statements
## December 31, 2022

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties in operating expenses.

The table below presents the components of the provision for taxes.

| | |
|---|---:|
| Current taxes: | |
| U.S. Federal | $3,544,230 |
| State and local | 642,396 |
| Provision for taxes | $4,186,626 |

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $131,914.

### Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2022, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

### Unrecognized Tax Benefits

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2022, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

### Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2023. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. All issues for the 2011 and 2012 tax years have been resolved and completion is pending final review by the Joint Committee on Taxation (JCT). During 2022, Group Inc. reached an agreement with IRS Appeals on the remaining issues for tax years 2012 through 2019. Subject to final review by JCT, this agreement will not have a material impact on the effective tax rate. During 2022, the fieldwork for the 2020 tax year was completed and the final resolution is not expected to have a material impact on the effective tax rate. The 2021 tax year remains subject to post- filing review.

New York State and City examinations of 2015 through 2018 commenced during 2021. All years, including and subsequent to 2015 for all other significant states, excluding New York State and City, remain open to examination by the taxing authorities.

The firm believes that no liability for unrecognized tax benefits is required to be established in relation to the potential for additional assessments.

7. **Subsequent Events**

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2023, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

# Mercer Allied Company, L.P.
## Schedule I
## Computation of Net Capital Requirement under Rule 17 CFR 240.15c3-1 of the Securities and Exchange Commission
## As of December 31, 2022

### Net capital

| | | |
|---|---|---:|
| Total partners' capital | $ | 8,608,274 |
| Deductions | | |
| Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses | | (4,184,053) |
| Net capital | $ | 4,424,221 |

### Aggregate indebtedness

| | | |
|---|---|---:|
| Total aggregate indebtedness liabilities (included in the Statement of Financial Condition) | $ | 4,286,547 |
| Total aggregate indebtedness | $ | 4,286,547 |
| Percentage of aggregate indebtedness to net capital | | 96.89% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | - |

### Computation of basic net capital

| | | |
|---|---|---:|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 285,770 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 285,770 |
| Excess net capital | $ | 4,138,451 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 3,995,566 |

### Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2022 filed on January 23, 2023.

**Mercer Allied Company, L.P.**
**Schedule II**
**Information for Determination of Reserve Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2022**

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no differences between the above Information for Determination of Reserve Requirements and the information reported by the Partnership in its unaudited Part IIA FOCUS Report as of December 31, 2022 filed on January 23, 2023.

**Mercer Allied Company, L.P.**
**Schedule III**
**Information Relating to Possession or Control Requirements under Rule 17 CFR 240.15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2022**

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no differences between the above Information Relating to Possession or Control Requirements and the information reported by the Partnership in its unaudited Part IIA FOCUS Report as of December 31, 2022 filed on January 23, 2023.



**Report of Independent Registered Public Accounting Firm**

To Management and the General Partner of Mercer Allied Company, L.P.:

We have reviewed Mercer Allied Company, L.P.'s (the "Partnership") assertions, included in the accompanying Mercer Allied Company, L.P.'s exemption report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(1)as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31,2022 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

*PricewaterhouseCoopers LLP*

February 28, 2023

# MERCER ALLIED COMPANY, L.P.
## A GOLDMAN SACHS COMPANY

### Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2022 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



**Shelley Luks**
**Chief Financial Officer, Treasurer**

February 28, 2023

An Affiliate of The Ayco Company, L.P.

Ayco may provide tax advice to clients in accordance with its client agreement. Any advice contained in this communication, including attachments and enclosures, is intended for the sole use of the addressee and is limited to the facts and circumstances actually known to the author at the time of this writing. Certain tax matters may require you to consult with your tax counsel. You should consult with your tax preparer regarding implementation of tax advice.

Insurance services are provided by insurance agencies affiliated with Mercer Allied Company, L.P.

Mailing Address/ PO Box 15073, Albany, NY 12212-5073   Street Address/ 100 Coliseum Drive, Cohoes, NY 12047-3846
Telephone/ 518.464.2000



**Report of Independent Accountants**

To the Management and the General Partner of Mercer Allied Company, L.P.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Mercer Allied Company, L.P. (the "Partnership") for the year ended December 31, 2022. Management of the Partnership is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenue amount reported on page 2 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $50,487,452 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022 noting no differences.
2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products, of $50,408,338 to the general ledger, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the general partner of the Partnership and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2023

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**
(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mercer Allied Company LP
100 Coliseum Drive
Cohoes, NY 12047

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Bertani 518-886-4309

**WORKING COPY**

2. A. General Assessment (item 2e from page 2) $0

   B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

   Date Paid ______

   C. Less prior overpayment applied ( 16 )

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $(16)

   G. **PAYMENT: √ the box**
   **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐
   **Total (must be same as F above)** $______

   H. Overpayment carried forward $( 16 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mercer Allied Company, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of January, 20 23.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ 50,487,452

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.  0

(2) Net loss from principal transactions in securities in trading accounts.  0

(3) Net loss from principal transactions in commodities in trading accounts.  0

(4) Interest and dividend expense deducted in determining item 2a.  0

(5) Net loss from management of or participation in the underwriting or distribution of securities.  0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.  0

(7) Net loss from securities in investment accounts.  0

Total additions  0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.  50,408,338

(2) Revenues from commodity transactions.  0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  0

(4) Reimbursements for postage in connection with proxy solicitation.  0

(5) Net gain from securities in investment accounts.  0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.  0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).  0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest on cash balances in firm bank accounts  79,114

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $ 0

Enter the greater of line (i) or (ii)  0

Total deductions  50,487,452

2d. SIPC Net Operating Revenues  $ 0

2e. General Assessment @ .0015  $ 0

(to page 1, line 2.A.)

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